Exhibit 2.1

PURCHASE AND SALE AGREEMENT

dated as of

September 6, 2007

by and

among

ICONIX BRAND GROUP, INC.

as buyer,

OFFICIAL PILLOWTEX, LLC

and

the other parties listed on the signature pages hereto

as sellers of interests in

OFFICIAL PILLOWTEX, LLC

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	ARTICLE V COVENANTS	17

5.01.	Conduct of Business Pending the Sale	17
5.02.	[Reserved]	19
5.03.	Access to Information; Confidentiality.	19
5.04.	Public Announcements	20
5.05.	Expenses and Fees	20
5.06.	Efforts; Agreement to Cooperate.	21
5.07.	Certain Tax Matters.	22
5.08.	Closing Dividend	22
5.09.	Further Assurances	22
5.10.	Swap/Hedge Arrangements	22

	ARTICLE VI CONDITIONS TO THE SALE	23

6.01.	Conditions to the Obligations of Each Party	23
6.02.	Conditions to the Obligations of Buyer	23
6.03.	Conditions to the Obligations of the Sellers	23

	ARTICLE VII TERMINATION	24

7.01.	Termination	24
7.02.	Effect of Termination.	25

	ARTICLE VIII INDEMNIFICATION	25

8.01.	Survival Periods.	25
8.02.	Indemnification	26
8.03.	Claims	27
8.04.	Limitation of Liability.	28
8.05.	Satisfaction of Buyer Group Damages	29
8.06.	Sole Remedy/Waiver	29
8.07.	Additional Limitations	29
8.08.	No Subrogation or Contribution	30
8.09.	Tax Treatment	30

	ARTICLE IX MISCELLANEOUS	30

9.01.	Notices	30
9.02.	Interpretation	31
9.03.	Miscellaneous	32
9.04.	Counterparts	32
9.05.	Binding Effect; No Assignment	32
9.06.	Amendments; Extensions.	32
9.07.	Entire Agreement	33
9.08.	Severability	33
9.09.	Action by the Sellers	33
9.10.	Specific Performance	33

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PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of September 6, 2007 (this “Agreement”), by and among Iconix Brand Group, Inc., a Delaware corporation (“Buyer”), Official Pillowtex LLC, a Delaware limited liability company (the “Company”), and Jubilee Limited Partnership, an Ohio limited partnership (“Jubilee”), Gordon Brothers Retail Partners, LLC, a Delaware limited liability company (“Gordon”), Tiger PTX IP, LLC, a Delaware limited liability company (“Tiger”), BFG PTX Group LLC, a Delaware limited liability company (“Bernstein”), CCA Towels, LLC, a New York limited liability company (“CCA Towels”), Franco 44 PT, LLC, a New York limited liability company (“FPT”), High Street Holdings LLC, a Delaware limited liability company (“High Street Holdings”), Solwerd Enterprises, LLC, a Delaware limited liability company (“Solwerd”), Mazel D & K, LLC, an Ohio limited liability company (“Mazel,” together with Jubilee, Gordon, Tiger, Bernstein, CCA Towels, FPT, High Street Holdings and Solwerd, the “Sellers”).

WHEREAS, the Sellers collectively own all of the issued and outstanding limited liability company interests (the “Company Interests”) of the Company;

WHEREAS, the Sellers desire to sell and Buyer desires to purchase all of the Company Interests at the price and on the terms as set forth in this Agreement;

WHEREAS, it is the intention of the parties hereto that, upon consummation of the purchase and sale of the Company Interests pursuant to this Agreement, the Buyer will own all of the issued and outstanding Company Interests; and

WHEREAS, Buyer, the Company and the Sellers desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

GENERAL

1.01. Defined Term Index.

Term	Reference

Agreement	Preamble
Ancillary Trademarks	Section 3.12(d)
Assumed Liabilities	Section 2.05
Assumed Liabilities Funds	Section 2.03(b)
Bernstein	Preamble
Business Day	Section 2.03(c)
Business Intellectual Property	Section 3.12(f)

Term	Reference
Buyer	Preamble
Buyer Group	Section 8.02(a)
Cap	Section 8.04(a)
CCA Towels	Preamble
Change of Law	Section 9.02
Closing	Section 2.02
Closing Date	Section 2.02
Commercial Intellectual Property	Section 3.12(a)
Company	Recitals
Company Employees	Section 3.10(a)
Company Financial Statements	Section 3.05(a)
Company Indebtedness	Section 9.02
Company Interests	Recitals
Company Permits	Section 3.08
Confidentiality Agreement	Section 5.03(a)
Contingent Consideration	Section 2.03(e)
Contingent Consideration Payment Dates	Section 2.03(e)
Contract	Section 3.04(b)
Core Trademarks	Section 3.12(b)
Damages	Section 8.02(a)
Deferred Income	Section 3.14
Delaware Court	Section 9.03
Deposit	Section 2.03(a)
Escrow Agent	Section 2.03(a)
Escrow Agreement	Section 2.03(a)
Evaluation Material	Section 5.03(a)
Excluded Taxes	Section 8.02(a)
Final Reconciliation	Section 2.04(b)
FPT	Preamble
GAAP	Section 3.05(b)
Gordon	Preamble
Governmental Authority	Section 3.04(b)
High Street Holdings	Preamble
HSR Act	Section 3.04(b)
Indemnification Escrow	Section 2.03(a)
Indemnified Party	Section 8.02(d)
Indemnifying Party	Section 8.03
Initial Purchase Price	Section 2.03(c)
Initial Reconciliation	Section 2.04(a)
Jubilee	Preamble
Listed License Agreements	Section 2.03(e)
Material Adverse Effect	Section 3.04(b)
Mazel	Preamble
Measurement Period	Section 2.03(e)
Monetary Default	Section 3.11(b)

Term	Reference
Ownership Percentage	Section 3.02(b)
Pre-Closing Tax Period	Section 8.02(a)
Real Property	Section 3.13
Requirement of Law	Section 9.02
Retained Liabilities	Section 2.05
Royalties	Section 2.03(e)
Sale	Section 2.01
Secondary Trademarks	Section 3.12(c)
Seller	Preamble
Seller Group	Section 8.02(c)
Sellers Disclosure Schedule	Article III
Sellers’ Representative	Section 9.09
Sellers Transaction Expenses	Section 5.05
Settlement Agreement	Section 3.18
Solwerd	Preamble
Special Cap	Section 8.04(a)
Special Survival Period	Section 8.01(a)
Specified Contracts	Section 3.11(b)
Straddle Period	Section 8.02(a)
Tax Returns	Section 3.09
Taxes	Section 3.09
Termination Date	Section 7.01(b)(i)
Threshold	Section 8.04(a)
Tiger	Preamble
Undisclosed Liabilities	Section 3.06(a)

ARTICLE II

THE SALE

2.01. The Sale. On the Closing Date, subject to the terms and conditions set forth in this Agreement, each of the Sellers shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to all the Company Interests set forth opposite the name of such Seller on Exhibit A, to be effective immediately upon receipt of and in return for the Initial Purchase Price, which shall be paid as set forth in Section 2.03 (the “Sale”).

2.02. Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Sale (the “Closing”) shall take place at 10:00 a.m., New York time, on the third Business Day after the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VI (other than those conditions to be satisfied or waived by action taken at the Closing), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or at such other time, date or place agreed to in writing by the Sellers and Buyer. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.03. Purchase Price; Deliveries; Escrow.

(a) On the date hereof, Buyer shall deposit with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), in readily available funds $24,000,000 (such amount, without interest, the “Deposit”) pursuant to the escrow agreement dated as of the date hereof and signed by the Buyer, the Escrow Agent and the Sellers’ Representative (the “Escrow Agreement”). If this Agreement is terminated prior to the Closing pursuant to Article VII, then under the circumstances provided for in Section 7.02(b), a portion of the Deposit equal to $15,000,000 shall be promptly released by the Escrow Agent to the Sellers in accordance with their respective Ownership Percentages, and the remainder, as well as any interest and any other income earned thereon, shall be promptly released by Escrow Agent to Buyer. In the event of any other termination of this Agreement, the Deposit, as well as any interest and any other income earned thereon, shall be promptly released by Escrow Agent to Buyer. In the event of the consummation of the transactions contemplated by this Agreement, a portion of the Deposit equal to (i) $15,000,000, as well as any interest and any other income earned on such $15,000,000 between the date hereof and the Closing Date, shall be promptly released by Escrow Agent to the Sellers in accordance with their respective Ownership Percentages as part of the Initial Purchase Price, and (ii) $9,000,000, as well as any interest and any other income earned on such $9,000,000 between the date hereof and the Closing Date (the “Indemnification Escrow”), shall remain in escrow for a period of twelve (12) months following the Closing pursuant to the Escrow Agreement in order to secure payment of the Buyer Group’s right to indemnification under Article VIII of this Agreement.

(b) At the Closing, Buyer agrees to pay to the Sellers an aggregate of $231,000,000, less the amount of the Deposit, less the amount of Deferred Income related to the Company’s license agreements with Maples Industries, Inc. disclosed on the unaudited balance sheets of the Company as of the Closing Date, plus or less, as appropriate, the amount, if any, of the Initial Reconciliation (the “Initial Purchase Price”), in consideration for the Company Interests. At the Closing, Buyer agrees to pay each Seller the product of such Seller’s respective Ownership Percentage and the Initial Purchase Price in cash by wire transfer of immediately available funds, in accordance with the written instructions (which may include multiple payees) of such Seller given to Buyer by the Sellers’ Representative at least two (2) Business Days prior to the Closing, it being understood that a portion of the Initial Purchase Price equal to $16,000,000 shall be wired to the Sellers’ Representative who shall use such funds to make the payments required under the Settlement Agreement on behalf of the Sellers. For purposes of this Agreement, a “Business Day” means any day on which banks are not required or authorized to close in the City of New York, New York.

(c) No later than two (2) Business Days prior to the Closing Date, the Company shall furnish to Buyer customary payoff letters from all financial institutions and other persons to which any Company Indebtedness is outstanding, which payoff letters shall indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such indebtedness as of the Closing Date.

(d) In addition to the other requirements hereunder, at the Closing, Seller shall deliver or cause to be delivered to Buyer such instruments of sale, conveyance, assignment, transfer and delivery reasonably requested by Buyer as may be necessary or appropriate to confirm or carry out the provisions of this Agreement. Without limiting the foregoing, Sellers shall deliver to Buyer at or prior to the Closing each of the following:

(i) all minute books, stock books, stock certificates, stock powers, ledgers and registers, if any, and other records relating to the organization, ownership and maintenance of the Company;

(ii) resignations effective as of the Closing Date from all employees, managers and directors of the Company; and

(iii) to the extent applicable, a copy of the certificate of formation and limited liability company agreement of the Company, as amended through the Closing, and a certificate of good standing from the jurisdiction in which the Company is formed and each jurisdiction in which the Company is duly qualified to transact business, in each case, dated within ten (10) days of the Closing Date.

(e) If the aggregate amount of all license fees, franchise fees, royalty fees, or other fees, payments, consideration or compensation (excluding any and all marketing fees) (“Royalties”) earned and actually received by Buyer and its affiliates relating to, arising out of or in connection with the Commercial Intellectual Property equal or exceed the Threshold Amount for the relevant period as set forth on Section 2.03(e) of the Sellers Disclosure Schedule (the “Threshold Amount”) for such period (each a “Measurement Period”), $1,666,667 shall be paid by Buyer as directed by the Sellers’ Representative for the benefit of the Sellers for such period in accordance with this Section 2.03(e) (collectively, the “Contingent Consideration”); provided, that, if Contingent Consideration is not due for one or more Measurement Periods, but, during the period from January 1, 2008 through June 30, 2009 taken as a whole, Buyer and its affiliates have earned and actually received Royalties greater than or equal to $28,423,416, Buyer shall pay additional funds as directed by the Sellers’ Representative on August 15, 2009 in accordance with this Section 2.03(e) such that the aggregate Contingent Consideration paid pursuant to this Section 2.03(e) is equal to $10,000,000. Subject to Section 8.05 of this Agreement, on each of the dates falling 45 days subsequent to the end of the Measurement Periods (the “Contingent Consideration Payment Dates”), if any Contingent Consideration is due hereunder, Buyer shall pay as directed by Sellers’ Representative on the applicable Contingent Consideration Payment Date such Contingent Consideration in cash by wire transfer of immediately available funds, in accordance with the written instructions of such Sellers’ Representative given to Buyer at least two (2) Business Days prior to each of the Contingent Consideration Purchase Date. For purposes of this Section 2.03(e), in the event that (i) any of the license agreements relating to any of Millwork Trading Co., Ltd., Li & Fung Limited, Target Brands, Inc. or Westpoint Stevens, Inc. (the “Listed License Agreements”) are terminated, (ii) any of the Company’s rights under the Listed License Agreements or the collection of Royalties with respect thereto are amended, modified or waived or (iii) Buyer fails to collect any Royalties attributable to a Measurement Period in connection with the Listed License Agreements, in each case prior to or during such Measurement Period, Buyer shall be deemed to have earned and actually received the amount set forth next to such Commercial Intellectual Property on Section 2.03(e)(x) of the Sellers Disclosure Schedule during such Measurement Period. For purposes of this Section 2.03(e), with respect to all other license agreements relating to any Commercial Intellectual Property, Buyer agrees that it shall not take any action during any Measurement Period which is principally intended to reduce or eliminate any portion of the payment of Contingent Consideration to the Sellers. In the event that Buyer breaches such covenant, Buyer shall be deemed to have earned the amount set forth next to such Commercial Intellectual Property on Section 2.03(e)(x) of the Sellers Disclosure Schedule during such Measurement Period.

(f) In addition to the Contingent Consideration, in the event that Buyer earns and actually receives certain revenues within the time periods each as set forth on Section 2.03(f) of the Sellers Disclosure Schedule, Buyer shall pay $5,000,000 as directed by the Sellers’ Representative for the benefit of the Sellers in accordance with and on such date as set forth on Section 2.03(f) of the Sellers Disclosure Schedule.

2.04. Reconciliation of Royalty Payments.

(a) No later than two (2) Business Days prior to the Closing Date, the Company shall provide Buyer an estimate, prepared in good faith, of the amount by which the Royalties earned by the Company on or prior to the Closing Date but not yet collected exceeds (or, as applicable, is exceeded by) the amount of Royalties collected by the Company as of the Closing Date for periods after the Closing Date (the “Initial Reconciliation”).

(b) Within ninety (90) days after the Closing Date, the parties shall in good faith determine the actual amount by which the Royalties earned by the Company on or prior to the Closing Date but not yet collected exceeded (or, as applicable, was exceeded by) the amount of Royalties collected by the Company as of the Closing Date for periods after the Closing Date (the “Final Reconciliation”). Each party agrees to forward or otherwise pay to the other party hereto any Royalties it actually receives to which the other party hereto is entitled equal to the difference between the Initial Reconciliation and the Final Reconciliation.

(c) The parties shall use their reasonable best efforts to resolve any disagreements over any disputed items to the matters set forth in this Section 2.04.

2.05. Retained Liabilities. Notwithstanding any provision in this Agreement, the Sellers shall be responsible for, and shall satisfy and discharge, or cause to be satisfied and discharged, on or prior to the Closing Date to they extent such liabilities are known by the Company as of the Closing Date, (i) all liabilities not disclosed on the Company Financial Statements, and (ii) all of those liabilities of the Company specifically listed on Section 2.05 of the Sellers Disclosure Schedule (collectively, the “Retained Liabilities”), except for those liabilities that the Sellers’ Representative identifies as liabilities that the Sellers or any of their affiliates intend to assume in a written notice delivered to Buyer no later than two (2) Business Days prior to the Closing Date (collectively, the “Assumed Liabilities”), which liabilities shall be assumed by the Sellers or any of their affiliates on or prior to the Closing Date. In addition, on or prior to the Closing Date, the Sellers shall provide Buyer with evidence reasonably satisfactory to Buyer indicating that (i) the Retained Liabilities have been discharged or satisfied in full, and (ii) the Sellers have sufficient liquid assets to secure satisfaction of the Assumed Liabilities.

2.06. Delivery of Company Interests. Simultaneously with the Closing, the Sellers are delivering, on behalf of Buyer, all of the Company Interests directly to an indirect, wholly-owned subsidiary of Buyer designated by Buyer prior to Closing. The parties hereto acknowledge and agree that, notwithstanding this Section 2.06, all of the Company Interests are being acquired by Buyer hereunder and the delivery by the Sellers of the Company Interests subject to this Section 2.06 to such subsidiary shall be deemed to be a delivery of such Company Interests initially to Buyer followed by a contribution of such Company Interests by Buyer to the capital of such subsidiary.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, individually, but not jointly and severally (it being understood that each Seller makes the representations contained in Sections 3.01(a), 3.02(b), 3.04, 3.07, 3.13 and 3.14 only with respect to itself and the Company, if applicable, and not with respect to any other Seller) represents and warrants to Buyer that, except as set forth in the disclosure schedule dated as of the date hereof delivered by the Sellers to Buyer (the “Sellers Disclosure Schedule”):

3.01. Organization and Qualification.

(a) Such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate or limited liability company power and authority to own the Company Interests.

(b) The Company is a limited liability company duly organized and validly existing and in good standing under the laws of Delaware and the Company has the requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein. The Company is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary.

3.02. Capitalization.

(a) The Company Interests held by the Sellers collectively constitute all of the issued and outstanding Company Interests, and the Sellers are the only members of the Company. Other than the Company Interests, no other debt or equity interests in the Company are authorized, issued, outstanding or reserved for issuance.

(b) Such Seller owns, beneficially and of record, the percentage interest in the Company set forth opposite such Seller’s name on Exhibit A under the heading “Company Interest” (such percentage interest, the “Ownership Percentage”). Such percentage interest, as to each Seller, constitutes the Company Interests owned by such Seller. Such Seller owns its Company Interests free and clear of all liens and encumbrances. Immediately after the Closing, such Seller will not have any continuing right, title or interest in or to the Company Interests, other than the right to receive amounts payable under this Agreement in respect of the Sale. Such Seller is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that requires Seller to sell, transfer or otherwise dispose of all or any portion of such Seller’s Company Interests. Such Seller’s Company Interests have been fully paid for and allocated or issued to such Seller, or to such Seller’s predecessor in interest followed by a valid and binding transfer to such Seller, in each case in accordance with all requirements of applicable law and the Company’s organizational documents. Except for Company Indebtedness set forth on payoff letters delivered pursuant to Section 2.03(c) or satisfied at or prior to Closing and for the Retained Liabilities and Assumed Liabilities, the Company has no outstanding indebtedness.

(c) There are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Company Interests (or securities convertible into Company Interests) or obligating the Company to grant, extend or enter into any such agreement or commitment. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which members of the Company may vote. There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Seller is a party or is bound with respect to the voting of any Company Interests.

3.03. Subsidiaries. The Company has no direct or indirect subsidiaries or investment in any entity, or any obligation, agreement understanding or arrangement to invest in any entity.

3.04. Authority; Non-Contravention; Approvals.

(a) Such Seller has full corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by such Seller, and, assuming the due authorization, execution and delivery hereof by Buyer, and each other Seller, constitutes a valid and legally binding agreement of such Seller, enforceable against such Seller in accordance with its terms. The Company has full limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by the Company, and, assuming the due authorization, execution and delivery hereof by Buyer, and each Seller, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b) The execution, delivery and performance of this Agreement by the Sellers and the Company, and, assuming termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the consummation of the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of such Seller or the Company under any of the terms, conditions or provisions of (i) the respective certificates of incorporation, certificates of formation, limited liability company agreements, by-laws or similar organizational documents of such Seller or the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any domestic or foreign federal, state, local or other governmental authority or regulatory agency, commission, department or other governmental subdivision, court, tribunal or body (each, a “Governmental Authority”) applicable to such Seller, the Company or any of their respective properties or assets, or (iii) any written loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, obligation, undertaking, concession, franchise or license (each, including all amendments thereto, a “Contract”) to which such Seller or the Company is a party or by which such Seller, the Company or any of their respective properties or assets may be bound or affected, other than, in the case of clause (ii) above, such violations, conflicts, breaches, defaults, terminations, accelerations, offers, prepayments or creations of liens, security interests or encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or prevent the consummation of the Sale.

For purposes of this Agreement, the term “Material Adverse Effect” shall mean any change, condition, occurrence, development, event or effect that, is or would reasonably be expected to be materially adverse to the business or financial condition (including assets and liabilities) of the Company, except for any such change, condition, occurrence, development, event or effect resulting from or arising out of (i) changes, events or developments in or generally affecting the industries in which the Company operates in the United States or internationally, (ii) changes, events or developments in financial or securities markets or the economy in general in the U.S. or internationally, (iii) Change of Law, (iv) any outbreak or escalation of hostilities or war or any act of terrorism or (v) the negotiation, announcement, execution, performance and delivery of this Agreement and the transactions contemplated hereby; provided, that in the case of clauses (i), (ii), (iii) and (iv), other than to the extent such matters materially and disproportionately affect the Company as compared to similarly situated companies.

(c) Except for the filings by the Company required under the HSR Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by such Seller and the Company or the consummation by such Seller and the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not prevent such Seller or the Company from performing its obligations under this Agreement or would not reasonably be expected to have a Material Adverse Effect and other than any such declarations, filings, registrations, notices, authorizations, consents or approvals which are required or become applicable solely due to the nature or status of, or actions taken by, the Buyer or its affiliates.

3.05. Reports and Financial Statements.

(a) Attached to Section 3.05(a) of the Sellers Disclosure Schedule are (i) true and complete copies of the audited balance sheets for each of December 31, 2004, December 31, 2005 and December 31, 2006 and the related audited statements of income and cash flows for each such fiscal year, and (ii) true and complete copies of the unaudited balance sheets of the Company as of June 30, 2007 and the related unaudited statements of income and cash flows for the six-month period ended June 30, 2007 (collectively, and including the notes thereto, if any, the “Company Financial Statements”).

(b) Except as indicated in the Company Financial Statements (including any notes thereto, if any), the Company Financial Statements (including the notes thereto, if any) were prepared in accordance with generally accepted accounting principles applied on a consistent basis (“GAAP”) during the periods involved and fairly present in all material respects the results of the consolidated operations and changes in shareholders’ equity and financial position of the Company for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of any unaudited Company Financial Statements, including the notes thereto, to any other adjustments described therein and normal year-end audit adjustments).

3.06. Absence of Undisclosed Liabilities; Material Adverse Effect.

(a) Except as disclosed in the Company Financial Statements, the Company does not have any liabilities (whether absolute, accrued, contingent or otherwise) of any nature (“Undisclosed Liabilities”), except liabilities, obligations or contingencies which (i) are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto, (ii) were incurred in the ordinary course of business since June 30, 2007, or (iii) have been discharged or paid in full prior to the date hereof. For purposes of this Agreement, Retained Liabilities shall include all Undisclosed Liabilities.

(b) From December 31, 2006 through the date hereof, the Company has not (x) repurchased, redeemed or otherwise acquired from any Seller any Company Interests; (y) taken any action that, if taken after the date of this Agreement without the prior written consent of the Buyer, would constitute a breach of Section 5.01(c) or (d); or (z) agreed or committed to any action contemplated by clause (y). Since December 31, 2006, there has not occurred any change, condition, occurrence, development, event or effect that has had or would reasonably be expected to have a Material Adverse Effect.

3.07. Litigation. There are no claims, suits, actions, proceedings or similar events or matters pending, or, to the knowledge of the Company, threatened in writing against, relating to or affecting the Company (including its assets and properties), before any court, Governmental Authority or any arbitrator. Neither such Seller nor the Company is subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator (which, in the case of a Seller, would prohibit or interfere with the consummation of the Sale).

3.08. No Violation of Law; Company Permits. The Company is not in violation of, and has not been given written notice of any violation of, any law, statute, order, rule, regulation, ordinance, code, ruling, decree or judgment of any Governmental Authority except for violations which, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect. No investigation, proceeding or review relating to the Company by any Governmental Authority is pending or, to the knowledge of the Company, threatened. The Company has all material permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own, lease and operate its assets and properties and conduct its business as presently conducted (collectively, the “Company Permits”). The Company is not in violation of the material terms of any Company Permit, and there has been no suspension of, imposition of additional conditions or requirements with respect to, default (with or without notice or lapse of time or both) under, or event giving rise to any right of termination, amendment or cancellation of (without or without notice or lapse of time or both), any Company Permit.

3.09. Taxes. (a) All material Tax Returns (as defined below) required to be filed by the Company have been timely filed, all such Tax Returns are correct and complete in all material respects, and all Taxes (as defined below) of the Company that are due and owing (whether or not shown to be due on such Tax Returns) have been paid; (b) the Company is not currently the beneficiary of any extension of time within which to file any such Tax Return; (c) the Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party; (d) as of the date hereof, there are no pending audits or examinations of the Company with respect to material Tax matters; (e) there are no material liens for Taxes (other than liens for Taxes not yet due and payable) on any assets of the Company; (f) the Company has no material liability for the Taxes of any person (other than the Company) as a transferee or successor, by contract, or otherwise; and (g) the Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in a method of accounting for a taxable period ending on or prior to the Closing Date or (ii) any settlement or similar agreement with any Governmental Authority executed on or prior to the Closing Date in respect of tax liabilities. The Company has been characterized as a partnership for federal income tax purposes for all taxable periods since the date of its formation. For purposes of this Agreement, “Taxes” shall mean all federal, state, local or foreign income, gross receipts, profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding or other taxes of any kind whatsoever, together with any interest, additions or penalties imposed with respect thereto by a Governmental Authority, and “Tax Returns” shall mean all reports and returns required to be filed with a Governmental Authority with respect to Taxes.

3.10. Employees; Employee Benefit Plans.

(a) Set forth in Section 3.10(a) of the Sellers Disclosure Schedule is an accurate and complete list of the names of all individuals employed by the Company (“Company Employees”), together with the following information with respect to each such Company Employee: (i) job title of such Company Employee, and (ii) date of commencement of continuous service with the Company.

(b) The Company is not party to any employee benefit, compensation, bonus, incentive, deferred compensation, capital appreciation, pension, profit sharing, retirement, option, equity or equity-based, employment, change of control, severance, reduction-in-force, termination pay or similar plans, arrangements or agreements.

3.11. Contracts; Ownership of Real Property.

(a) Section 3.11(a) of the Sellers Disclosure Schedule sets forth a true and correct list of all Contracts to which the Company is bound or subject. Complete, true and correct copies of all Contracts have been made available to Buyer.

(b) Section 3.11(b) of the Sellers Disclosure Schedule sets forth a true and correct list of all of the Contracts which relate to the Commercial Intellectual Property (the “Specified Contracts”). As of the date hereof, other than as set forth in Section 3.11(b) of the Sellers Disclosure Schedule, (i) the Company has complied with and performed all of its material obligations required to be performed under all of the Specified Contracts and is not in default under any of them, and no event has occurred which, with or without the giving of notice, lapse of time or both, would constitute a default by the Company; (ii) each Specified Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, each other party thereto, and is in full force and effect; (iii) the Company has not received written notice canceling, terminating or repudiating any Specified Contract; and (iv) the Company has no knowledge that any third party has failed to pay all amounts due pursuant to each such Specified Contract beyond any receipt of notice and cure period (such a failure, a “Monetary Default”).

(c) The Company does not own any real property.

3.12. Commercial Intellectual Property; Business Intellectual Property.

(a) Section 3.12(a)(i) of the Sellers Disclosure Schedule sets forth a complete and accurate list of all registrations and applications in respect of the trademarks (including the Core Trademarks, the Secondary Trademarks and the Ancillary Trademarks), trade names or corporate names, logos, slogans, trade dress and service marks owned by the Company; Section 3.12(a)(ii) of the Sellers Disclosure Schedule sets forth a complete and accurate list of all of the patents, patent applications and patent rights owned by the Company; Section 3.12(a)(iii) of the Sellers Disclosure Schedule sets forth a complete and accurate list of all of the registered copyrights owned by the Company; and Section 3.12(a)(iv) of the Sellers Disclosure Schedule sets forth a complete and accurate list of all of the domain name registrations owned by the Company. All of the intellectual property required to be set forth in Section 3.12(a), as well as all other trademarks and copyrights of the Company used, or held for potential use, by the Company and its predecessors in connection with the manufacture, marketing, sale and/or distribution of the Company’s products and services to third parties (including, without limitation, authorized licensees, franchisees and retailers) together with all goodwill associated with the foregoing, shall be collectively referred to as the “Commercial Intellectual Property”).

(b) The “Core Trademarks” shall be defined as the following trademarks for use in the United States solely in connection with the goods for which such trademarks are registered pursuant to the U.S. Trademark Registrations required to be set forth in Section 3.12(a)(i) of the Sellers Disclosure Schedule (and not in connection with any other goods): CANNON, CANNON & Device, Cannon Design, CANNON TRADE MARK USA 1887 & Design, CANNON - THE AMERICAN BRAND & Design, CHARISMA, FIELDCREST and ROYAL VELVET. The Company owns all right, title and interest in and to the Core Trademarks free and clear of all liens, licenses, and other encumbrances, and any restrictions or limitations on the Company’s right or ability to use the Core Trademarks in connection with the goods for which such trademarks are registered. To the knowledge of the Company, all affidavits and other filings submitted to any Governmental Authority with respect to the Core Trademarks are true, accurate and complete as filed. Each of the Core Trademarks is valid, enforceable and subsisting in the United States with respect to the International Classes for which they are registered, solely with respect to such goods within such Classes in the United States. As of the date hereof, the use by the Company or its licensees of the Core Trademarks has not violated, infringed, misappropriated or misused the U.S. trademark rights of any others. As of the date hereof, no claim is pending against the Company or its licensees or, to knowledge of the Company, is threatened (i) contesting the right of the Company or its licensees to make, use, sell, distribute, license, or make available to any person any of the products licensed by the Company for use in the United States under the Core Trademarks, or (ii) attempting to cancel any of the rights associated with the Core Trademarks.

(c) The “Secondary Trademarks” shall be defined as the following trademarks to the extent they have been used by the Company or its licensees in any country (other than the United States) within the past four years for use in such country solely in connection with the goods for which such trademarks are registered pursuant to the trademark registrations in such country as required to be set forth in Section 3.12(a)(i) of the Sellers Disclosure Schedule (and not in connection with any other goods): CANNON, CANNON & Device, Cannon Design, CANNON TRADE MARK USA 1887 & Design, CANNON - THE AMERICAN BRAND & Design, CHARISMA, FIELDCREST and ROYAL VELVET). The Company owns all right, title and interest in and to the registrations for such Secondary Trademarks free and clear of all liens and encumbrances. To the knowledge of the Company as of the date hereof, the Company owns all right, title and interest in and to such Secondary Trademarks in each country, free and clear of all liens, licenses and other encumbrances, restrictions and limitations on the Company’s right or ability to use the Secondary Trademarks in connection with the goods for which such trademarks are registered in such country. To the knowledge of the Company, all affidavits and other filings submitted to any Governmental Authority with respect to the Secondary Trademarks are true, accurate and complete as filed. To the knowledge of the Company as of the date hereof, all of the Secondary Trademarks set forth in Section 3.12(a)(i) of the Sellers Disclosure Schedule are valid, enforceable and subsisting. To the knowledge of the Company as of the date hereof, the use by the Company or its licensees of any Secondary Trademark in any country where such particular Secondary Trademark is registered, has not violated, infringed, misappropriated or misused the trademark rights of any others. As of the date hereof, no claim is pending or, to the Company’s knowledge, threatened against the Company or its licensees in any country within which a Secondary Trademark is registered (i) contesting the right of the Company or its licensees to make, use, sell, distribute, license, or make available to any person any of the goods set forth in such registrations of the Secondary Trademarks within such country, or (ii) attempting to cancel any of the rights associated with the Secondary Trademarks in any country in which a Secondary Trademark is registered.

(d) The “Ancillary Trademarks” shall be defined as all applications and registrations of the trademarks required to be set forth in Section 3.12(a)(i) of the Sellers Disclosure Schedule other than the Core Trademarks and the Secondary Trademarks. To the knowledge of the Company as of the date hereof, the Company owns all right, title and interest in and to the registrations and applications for such Ancillary Trademarks free and clear of all liens, encumbrances, and restrictions except for such encumbrances which would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, all affidavits and other filings submitted to any Governmental Authority with respect to the Ancillary Trademarks are true, accurate and complete as filed. To the knowledge of the Company, as of the date hereof, all of the Ancillary Trademarks are not invalid or unenforceable in those countries in which such Ancillary Trademark is registered as well as in those countries in which there is an application to register such Ancillary Trademark, but solely in connection with the International Classes in which such registration or application is based. Sellers make no other representations or warranties with respect to the Ancillary Trademarks.

(e) Section 3.12(e)(i) of the Sellers Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all of the oppositions, cancellation actions and other adversarial proceedings to which (i) the Company is a party, (ii) to the knowledge of the Company, is threatened against the Company, or (iii) the Company has threatened against any third party in respect of the trademarks required to be set forth in Section 3.12(a)(i) of the Seller’s Disclosure Schedule. There are: (i) no communications from the United States Patent and Trademark Office rejecting, canceling, or notifying of abandonment of, or non-renewal of, any registration, or application for registration of, any of the Core Trademarks; and (ii) no pending office actions in connection with the prosecution of any applications for registration in the United States. The Company has taken all necessary and customary actions to protect and maintain all existing registrations of the Core Trademarks. Except as explicitly set forth in this Section 3.12 or elsewhere in this Agreement, neither the Sellers nor the Company make any representations or warranties to Buyer whatsoever with respect to the Commercial Intellectual Property.

(f) (i) The “Business Intellectual Property” shall be defined as all intellectual property utilized by the Company in connection with the conduct of the Company’s operations (such as, without limitation, software programs (including source code and object code), trade secrets, and know how). For avoidance of doubt, all Commercial Intellectual Property is excluded from the definition of Business Intellectual Property.

(ii) The Company owns all right, title and interest in and to, or has the right to use pursuant to a valid and enforceable license, all Business Intellectual Property free and clear of all liens and encumbrances.

(iii) The consummation of the transactions contemplated hereby will not affect, change or alter the Company’s right, title or interest in or to any of the Business Intellectual Property and all of the Business Intellectual Property shall be owned or available for use by the Company immediately after the Closing Date on terms and conditions the same as those under which such Business Intellectual Property was owned or available for use in connection with the conduct of the Company’s business prior to the Closing Date. As of the date hereof, (A) there have been no claims by or notices from any other person contesting the ability of the Company to use any of the Business Intellectual Property; (B) the Company has not received any notice that any of the Business Intellectual Property infringes, misappropriates or conflicts with any intellectual property of any other person, and (C) the use of the Business Intellectual Property has not infringed, misappropriated or otherwise conflicted with any intellectual property of any third party.

3.13. Brokers and Finders. Neither the Company nor such Seller has entered into any contract, arrangement or understanding with any person or firm which would result in the obligation of the Company to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby.

3.14. Deferred Income. Except as set forth on Section 3.14 of the Sellers Disclosure Schedule, the Company had no Deferred Income as of June 30, 2007. The Company has not accrued any additional Deferred Income since June 30, 2007. “Deferred Income” shall mean any Royalty or marketing related amounts actually received by the Company in advance of earning the related revenue, provided that Deferred Income shall be defined in accordance with the Company’s revenue recognition policy in effect for the preparation of the Company’s December 31, 2006 audited financial statements.

3.15. Related Party Transactions. Other than the limited liability company agreement of the Company, there are no arrangements or Contracts which continue in effect between (a) the Company and (b) such Seller or any individual who is a member, manager, officer, trustee, director, or stockholder, member, partner or other owner or affiliate of the Company or such Seller, or any relative of the foregoing.

3.16. Insurance. Section 3.16 of the Sellers Disclosure Schedule sets forth an accurate description of each material insurance policy to which the Company is a party, a named insured or otherwise the beneficiary of coverage. To the Company’s knowledge, all of such insurance policies are legal, valid, binding and enforceable and in full force and effect and the Company is not in breach or default with respect to its obligations under such insurance policies (including with respect to payment of premiums).

3.17. Settlement Agreement. As of the date hereof, the Company has entered into an agreement with Li & Fung USA in the form previously approved by Buyer (the “Settlement Agreement”).

3.18. No Other Representations and Warranties. Buyer acknowledges that the Sellers and the Company make no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by or on behalf of the Company or the Sellers to Buyer in accordance with the terms hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers that:

4.01. Organization and Qualification. Buyer is a corporation duly organized and validly existing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein.

4.02. Authority; Non-Contravention; Approvals.

(a) Buyer has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of Buyer, and no other corporate proceedings or approvals on the part of Buyer or its stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and, assuming the due authorization, execution and delivery hereof by the Company and the Sellers, constitutes a valid and legally binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b) The execution, delivery and performance of this Agreement by Buyer and, assuming termination or expiration of applicable waiting periods under the HSR Act, the consummation of the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of Buyer under any of the terms, conditions or provisions of (i) the certificate of incorporation or by-laws or similar organizational documents of Buyer, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Buyer or its properties or assets, or (iii) any Contract to which Buyer is a party or by which Buyer or any of its properties or assets may be bound or affected, other than, in the case of clauses (i), (ii) and (iii) above, such violations, conflicts, breaches, defaults, terminations, accelerations, offers, prepayments or creations of liens, security interests or encumbrances that would not reasonably be expected to have a material adverse effect on Buyer’s ability to deliver the Initial Purchase Price at the Closing or, as and when due hereunder, the payment of any Contingent Consideration, or otherwise timely perform its obligations under this Agreement or to prevent the consummation of the Sale.

(c) Except for filings by Buyer required by the HSR Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, individually and in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer’s ability to deliver the Initial Purchase Price at the Closing or, as and when due hereunder, the payment of any Contingent Consideration, or otherwise timely perform its obligations under this Agreement or to prevent the consummation of the Sale.

4.03. Litigation. Except as set forth in Buyer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, there are no material claims, suits, actions, proceedings or similar events or matters pending, or, to the knowledge of Buyer, threatened in writing against, relating to or affecting Buyer (including its assets and properties), before any court, Governmental Authority or any arbitrator. Buyer is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator which would prohibit or interfere with Buyer’s ability to deliver the Initial Purchase Price at the Closing or, as and when due hereunder, the payment of any Contingent Consideration, or otherwise timely perform its obligations under this Agreement or prevent the consummation of the Sale. As of the date hereof, Buyer is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator which prohibits the consummation of the Sale or would reasonably be expected to impair the ability of Buyer to timely complete the transactions contemplated hereby or timely perform its obligations hereunder.

4.04. Capital Resources. Buyer has and will have, as of the Closing Date and each applicable Contingent Consideration Payment Dates, sufficient cash available to it to pay the Initial Purchase Price and, as and when due hereunder, the payment of any Contingent Consideration.

4.05. Acquisition of Company Interests for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Company Interests. Buyer confirms that the Company and the Sellers have made available to Buyer and Buyer’s agents the opportunity to ask questions of the officers and management employees of the Company as well as access to the documents, information and records of the Company and to acquire additional information about the business and financial condition of the Company, and Buyer confirms that it has made an independent investigation, analysis and evaluation of the Company and its properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the Company Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Company Interests. Buyer understands and agrees that the Company Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

4.06. Company Contracts. Buyer hereby acknowledges that it has received all of the Contracts set forth on any Section of the Sellers Disclosure Schedule.

ARTICLE V

COVENANTS

5.01. Conduct of Business Pending the Sale. Except as otherwise expressly contemplated by this Agreement, required by law, or disclosed in Section 5.01 of Sellers Disclosure Schedule, after the date hereof and prior to the Closing, without Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall:

(a) conduct its businesses in the ordinary course of business (which shall permit the introduction and expansion of new products and services contemplated by current plans in effect as of the date of hereof);

(b) use reasonable efforts to preserve intact its business organizations and goodwill and preserve the goodwill and business relationships with customers, vendors, manufacturers and others having business relationships with them;

(c) not (i) amend or propose to amend its certificate of formation or limited liability company agreement, (ii) split, combine or reclassify its outstanding membership interests or capital stock, (iii) repurchase, redeem or otherwise acquire any Company Interests; or (iv) form any subsidiary or purchase an equity interest in any person;

(d) not declare or pay any dividends or declare or make any other distributions of any kind, other than the cash dividends or distributions described in Section 5.08;

(e) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional Company Interests, or any options, warrants or rights of any kind to acquire any Company Interests or other interests of any class or any debt or equity securities which are convertible into or exchangeable for such interests;

(f) not sell, lease, license mortgage or otherwise encumber or subject to any encumbrance or otherwise dispose of any Commercial Intellectual Property;

(g) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business that will be repaid at or prior to Closing and (B) indebtedness to any Seller in respect of intercompany services and allocations consistent with past practice (including as to amounts), (ii) make any acquisition of any assets or businesses other than acquisitions in the ordinary course of business, (iii) sell, pledge, abandon or otherwise dispose of or encumber any material assets or businesses other than sales or dispositions of businesses or assets (x) in the ordinary course of business or (y) already contracted by the Company or as may be required by applicable law, or (iv) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing;

(h) not enter into or amend any employment agreements or arrangements;

(i) not increase the salary or monetary compensation of any employee;

(j) not make any capital expenditures or enter into any binding commitment or contract to make such expenditures;

(k) not accelerate the receipt of amounts due with respect to receivables, or lengthen the period for payment of accounts payable;

(l) not adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of the Company or adopt resolutions providing for or authorizing any such transaction;

(m) not enter into any settlement, consent decree or other agreement or arrangement with any third party or Governmental Entity that will limit or adversely impact the way in which the Company may be operated after the Closing or would require the payment by the Business of any material funds after the Closing;

(n) not (i) make or change any Tax election, (ii) change an annual accounting period, (iii) adopt or change any Tax accounting method, (iv) file any amended Tax Return, (v) enter into any closing agreement, (vi) settle any Tax claim or assessment relating to the Company, or (vii) surrender any right to claim a refund of Taxes, if any such action described in clauses (i) through (vii) would have the effect of materially increasing the Tax liability of the Company for any period ending after the Closing Date;

(o) not enter into any material Contract or amend any term, condition or provision of or terminate any material Contract, except for Contracts or amendments thereto entered into or terminated in the ordinary course of business consistent with past practice;

(p) not modify or amend the Settlement Agreement;

(q) not modify or amend and existing insurance policy; or

(r) not authorize any of, or commit or agree to take any of, the foregoing actions.

5.02. [Reserved]

5.03. Access to Information; Confidentiality.

(a) The Company shall afford to Buyer and their respective accountants, counsel, financial advisors and other representatives reasonable access during normal business hours upon reasonable notice throughout the period prior to the Closing Date to their respective properties, books, contracts, commitments, personnel and records and, during such period, shall furnish promptly such information concerning its businesses, properties and personnel as Buyer shall reasonably request; provided, however, such investigation shall not unreasonably disrupt the Company’s operations and must be conducted in accordance with the procedures established by the Company. All nonpublic information provided to, or obtained by, Buyer in connection with the transactions contemplated hereby shall be “Evaluation Material” for purposes of the Confidentiality Agreement dated July 12, 2007 between Schottenstein Stores Corporation and Buyer (the “Confidentiality Agreement”), the terms of which shall continue in force; provided that Buyer and the Company may disclose such information as may be necessary in connection with seeking any regulatory approvals. Notwithstanding the foregoing, the Company shall not be required to provide any information which it reasonably believes it may not provide to Buyer by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which any Seller or the Company is required to keep confidential by reason of contract, agreement or other obligation to third parties.

(b) Each of Buyer and the Sellers, each on behalf of itself individually and, with regard to Sellers, to the extent that such Seller has such books and records in its possession as of the Closing Date, agrees to (i) hold all of the books and records of the Company existing on the Closing Date and not to destroy or dispose of any thereof for a period of three (3) years from the Closing Date or such longer time as may be required by law and (ii) following the Closing Date to afford Buyer and each Seller, as applicable, their accountants and counsels, during normal business hours, upon reasonable request, reasonable access to such books, records and other data and to the employees of the Company and any affiliates to the extent that such access may be requested for any purpose related to the preparation of Tax Returns, the calculation of Contingent Consideration or Final Reconciliation or in order for Buyer to meet its Form 8-K obligations within the applicable time period required by such form, at no cost to any Seller (other than for reasonable out-of-pocket expenses); provided, however that such access rights shall (i) not be exercised in a manner that unreasonably interferes with the business of the Company or the Sellers, as applicable, and (ii) be exercised in a manner so as to maintain the privileged nature of any information that may be subject to attorney-client privilege.

5.04. Public Announcements. Each of the Buyer, the Company and Sellers agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Buyer (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

5.05. Expenses and Fees. Each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any party hereto (which, in the case of the Sellers, shall include the costs of the Company) in connection with the negotiation and preparation of this Agreement, regardless of whether the transactions contemplated hereby are consummated (such amount incurred by the Company for itself and on behalf of the Sellers, the “Sellers Transaction Expenses”). Each of the Buyer and the Sellers shall be responsible for one-half of any transfer, sales, use, value added, stamp, recording, registration and similar fees or Taxes imposed with respect to the transactions contemplated by this Agreement and all filing fees associated with any filings with or approvals from any Governmental Authorities, except (i) filings pursuant to the HSR Act, or (ii) any transfer, recording, registration and similar fees incurred by Buyer not in connection with this Agreement with respect to the Commercial Intellectual Property, each of which shall be the responsibility of Buyer. The Company or the Sellers shall pay all the Sellers’ Transactions Expenses at or prior to Closing.

5.06. Efforts; Agreement to Cooperate.

(a) Subject to the terms and conditions of this Agreement and applicable law, Buyer, the Company and each Seller shall use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including to obtain all necessary or appropriate waivers, consents and approvals of any Governmental Authority or third party, to effect all necessary registrations, filings and submissions and to lift any injunction, order or decree of a court or other Governmental Authority of competent jurisdiction or other legal bar to consummation of the Sale or otherwise restraining or prohibiting the consummation of the Sale (and, in such case, to proceed with the consummation of the Sale as expeditiously as possible), including through all possible appeals; provided, however, notwithstanding any other provision of this Agreement, nothing herein shall require the Company to make any out-of-pocket expenditures, accrue any liability for its account or make any accommodation or concession to any Governmental Authority or third party in connection with the foregoing other than those that are conditioned upon and take effect at or after the Closing.

(b) In addition to and without limitation of the foregoing, Buyer and the Company undertake and agree to (i) file as soon as practicable, and in any event not later than the fifth Business Day after the date hereof (provided that each of the Company and Buyer have provided the other with sufficient information concerning its NAICS codes required to make such filing) a Notification and Report Form under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice (and shall file as soon as practicable any form or report required by any other Governmental Authority relating to antitrust, competition, or trade regulation matters), and (ii) use their respective reasonable best efforts to take or cause to be taken all commercially reasonable actions necessary, proper or advisable consistent with this Section 5.06 to cause the expiration or termination of the waiting period under the HSR Act as soon as practicable and to receive any other clearance or approval required by any other Governmental Authority or applicable law; provided, however, that notwithstanding anything in this Agreement to the contrary, neither Buyer nor the Company shall be obligated to satisfy any objection of, or accept or proffer any willingness to accept, any condition requested, sought or imposed by any Governmental Authority that would require the divestiture of or an agreement to hold separate pending such divestiture or pending the receipt of any regulatory approvals, any assets or businesses of Buyer, the Company or any of their respective affiliates. Buyer and each of the Sellers shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other party hereto (which shall not be unreasonably withheld or delayed). After the date hereof and prior to the Closing, each of Buyer and the Sellers shall (i) promptly notify the other of any written communication to that party or its affiliates from any Governmental Authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of the other party in connection therewith); (ii) not agree to participate, or to permit its affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Sale unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate thereat; and (iii) furnish the other with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Sale. Buyer, the Company and any Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Buyer, the Company or any Seller, as the case may be) or its legal counsel, provided, however, that materials concerning the valuation of the Company may be redacted.

5.07. Certain Tax Matters.

(a) The Sellers shall be responsible for the preparation and filing of any income or franchise Tax Return of the Company for any taxable period ending on or before the Closing Date and, in connection therewith, shall be provided with reasonable access to the books and records of the Company as required for such preparation and filing. The parties shall cooperate in connection with the preparation and filing of any Tax Returns of the Company with respect to Pre-Closing Tax Periods.

(b) For U.S. federal and applicable state income tax purposes, the parties shall report and treat the purchase and sale of the Company Interests pursuant to this Agreement as a taxable sale of partnership interests by the Sellers and as a purchase by Buyer of the Company’s assets.

(c) Prior to the Closing, the Company shall provide Buyer with a statement described in Treasury Regulation Section 1.1445-11T(d)(2) executed by an officer or a Manager (as defined in the limited liability company agreement of the Company) of the Company.

(d) If Buyer or the Company receives any refund or credit of Excluded Taxes (including by way of offset), Buyer or the Company, as applicable, shall promptly pay over such refund or credit to the Sellers.

5.08. Closing Dividend. The parties agree that the Company shall declare and, at or prior to Closing, pay to the holders of Company Interests a cash dividend in an amount equal to the value of cash and cash equivalents (as defined in the Company Financial Statements) held by the Company as of the Closing Date less any amounts due and payable to Buyer pursuant to the Initial Reconciliation under Section 2.04 of this Agreement.

5.09. Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

5.10. Swap/Hedge Arrangements. Prior to Closing, the Company shall terminate all of its swap and hedge arrangements and shall satisfy all liabilities, if any, due and owing in respect of such arrangements or arising out of or resulting from such terminations.

ARTICLE VI

CONDITIONS TO THE SALE

6.01. Conditions to the Obligations of Each Party. The respective obligations of the Buyer and the Sellers to consummate the Sale are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) no judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the Sale illegal or otherwise restraining or prohibiting the consummation of the Sale, and there shall not have been any Change of Law that prevents the consummation of the transactions contemplated by this Agreement or has the effect of making the transactions contemplated by this Agreement illegal; and

(b) any waiting period applicable to consummation of the Sale under the HSR Act shall have expired or been terminated.

6.02. Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the Sale are subject to the satisfaction or waiver of the following further conditions:

(a) the Company and the Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing;

(b) the representations and warranties of the Sellers (i) contained in Sections 3.02 (Capitalization), 3.13 (Brokers & Finders) and the final sentence of Section 3.06(b) (Material Adverse Effect) shall be true and correct in all material respects at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date) and (ii) contained in this Agreement, other than those described in the preceding clause (i), shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers set forth therein) at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date), except in the case of this clause (ii) for such failures to be true and correct as of the date hereof and as of the Closing as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) Buyer shall have received a certificate signed by the Sellers indicating that the conditions provided in Section 6.02(a) and (b) have been satisfied; and

(d) at or prior to the Closing, the indebtedness of the Company listed on payoff letters delivered pursuant to Section 2.03(c) shall have been repaid or redeemed.

6.03. Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the Sale are subject to the satisfaction or waiver of the following further conditions:

(a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(b) the representations and warranties of Buyer contained in this Agreement shall be true and correct at and as of the Closing (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers set forth therein), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as of the date hereof and as of the Closing as have not had or would not reasonably be expected to have a material adverse effect on Buyer’s ability to deliver the Initial Purchase Price at the Closing, or to prevent the consummation of the Sale; and

(c) the Sellers’ Representative shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer indicating that the conditions provided in Section 6.03(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.01. Termination. This Agreement may be terminated and the Sale contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Sellers;

(b) by either Buyer or the Sellers:

(i) if the Sale has not been consummated on or before the date that is three (3) months from the date hereof (such date, the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been a material cause of, or resulted in, the failure of the Sale to be consummated by the Termination Date; or

(ii) if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Sale and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c) by Buyer, if there has been a material breach by the Company or any Seller or Sellers of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.02(a) or (b) and (ii) cannot be cured prior to the Termination Date; provided that Buyer is not then in breach of this Agreement such that any of the conditions set forth in Section 6.01 or Section 6.03 would not be satisfied; or

(d) by the Sellers, if there has been a material breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.03(a) or (b) and (ii) cannot be cured prior to the Termination Date; provided that neither the Sellers nor the Company is then in breach of this Agreement such that any of the conditions set forth in Section 6.01 or Section 6.02 would not be satisfied; it being understood that Buyer’s failure to consummate the Closing on the date required by Section 2.02 shall entitle the Sellers to terminate this Agreement pursuant to this Section 7.01(d) on the Business Day following such failure.

The termination of this Agreement (except pursuant to Section 7.01(a)) shall be effectuated by the delivery by the party terminating this Agreement to each other party of a written notice of such termination.

7.02. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to the provisions of Section 7.01, this Agreement shall forthwith become void, and there shall be no liability or further obligation on the part of Buyer, the Company, any Seller or their respective officers, managers or directors (except as set forth in Sections 5.05 and 7.02 and Article IX and the confidentiality provisions of Section 5.03, all of which shall survive the termination). Nothing in this Section 7.02 shall relieve any party from liability for any willful breach of any covenant or agreement of such party contained in this Agreement.

(b) If the Sellers terminate this Agreement pursuant to Section 7.01(d), then Buyer shall pay to the Sellers an aggregate amount equal to $15,000,000 by directing the Escrow Agent to pay that portion of the Deposit, as well as any interest and any other income earned on such $15,000,000, to the Sellers in accordance with their respective Ownership Percentages. In such an event, the remainder of the Deposit and any interest accrued or earned on such remainder shall be returned by the Escrow Agent to Buyer in accordance with the terms and conditions of the Escrow Agreement.

ARTICLE VIII

INDEMNIFICATION

8.01. Survival Periods.

(a) All representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of one (1) year following the date of the Closing; except for (i) the representations and warranties set forth in Sections 3.01, 3.02(a), 3.02(b), 3.04(a), 3.12 and 3.13, which shall survive until the third anniversary of the Closing (the “Special Survival Period”), and (ii) the representations and warranties set forth in Section 3.11(b) to the extent any they relate to or arise out of a Monetary Default, which shall survive until the eighteen (18) month anniversary of the Closing.

(b) In the event that an Indemnified Party (as defined below) provides written notice in accordance with Section 8.03 to the Indemnifying Party (as defined below) within the applicable period of time set forth in the first sentence of this Section 8.01(a), and such claim shall not have been finally resolved before the expiration of the applicable period referred to in the first sentence of this Section 8.01(a), any representation or warranty that is the basis for such claim shall continue to survive and shall remain a basis for indemnity only as to such specific claim (but as to no other claim) until such claim is finally resolved. Notwithstanding the foregoing, there shall be no period of time within which notice of or a claim for indemnity against any Seller must be provided by Buyer with respect to those items set forth in Sections 8.02(a)(i)(D).

This Section 8.01 shall not limit any covenant or agreement of the parties contained in this Agreement which by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties contained in this Agreement which by its terms solely relates to the period between the date hereof and the Closing.

8.02. Indemnification. Subject to the other provisions of this Article VIII, from and after the Closing:

(a) Subject to Section 8.02(b) below, each Seller, severally but not jointly, in the proportion of its Ownership Percentages, shall indemnify, defend and hold harmless Buyer and its affiliates and their respective officers, directors, members, employees, agents, successors and assigns (the “Buyer Group”) from and against (i) any and all costs and expenses (including reasonable attorney’s fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages, (excluding punitive, special, exemplary, lost profits, consequential, incidental or indirect damages regardless of legal theory other than to the extent such amounts are required to be paid to a third party) (collectively, “Damages”) to the extent relating to or arising out of (A) any breach of any representation or warranty made by such Seller or the Company in this Agreement (other than any representation or warranty contained in Section 3.09 and disregarding any materiality or “Material Adverse Effect” qualification contained in any representation or warranty other than in Section 3.06(b)), (B) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of each Seller under this Agreement, (C) any Sellers Transaction Expenses not paid by the Company or Sellers prior to Closing, and (D) any Retained Liabilities provided, however, that notwithstanding the foregoing, the indemnification provided for above with respect to any breach of the representations and warranties made by a Seller with respect to itself set forth in Sections 3.01(a), 3.02(b), 3.04, 3.13 and 3.14, or with respect to any breach of the covenants set forth in Section 5.07 hereof, shall be the responsibility only of the Sellers in breach thereof, or (ii) any Excluded Taxes. “Excluded Taxes” shall mean any Taxes of the Company (i) for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), and (ii) any Taxes of any person (other than the Company) for which the Company is liable, as of the Closing Date, as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any other Taxes of the Company for the Pre-Closing Tax Period shall be equal to the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(b) Notwithstanding the provisions of Section 8.02(a) above to the contrary, to the extent (i) any amounts remain in the Indemnification Escrow, or (ii) Buyer has elected to exercise its right to set off any Damages against any unpaid Contingent Consideration, Buyer Group can recover any Damages or Excluded Taxes incurred by the Buyer Group under Section 8.02(a) above from such remaining amounts in the Indemnification Escrow or by allowing Buyer to set off such Damages against the unpaid Contingent Consideration without regard to the individual or several liability of the Sellers, as applicable.

(c) Buyer shall indemnify and hold harmless the Sellers and their officers, directors, members, employees, agents, successors and assigns (the “Seller Group”) from Damages to the extent caused by (i) any breach of any representation or warranty made by Buyer in this Agreement (disregarding for this purpose any materiality qualification contained therein), or (ii) breach of or the failure to perform any covenant, agreement or undertaking, made by or on behalf of Buyer under this Agreement, required to be taken prior to the Closing.

(d) For purposes of this Agreement, the term “Indemnified Party” shall mean the Buyer Group or Seller Group, as applicable, that is entitled to indemnification under Section 8.02 which shall incur or suffer any Damages or Excluded Taxes in respect of which indemnification may be sought pursuant to the terms of this Article VIII. For purposes of this Agreement, Damages shall be calculated after giving effect to any amounts recovered from third parties, including amounts recovered under insurance policies with respect to such Damages (net of any costs of such recovery, out-of pocket prosecution costs and similar costs). Any Indemnified Party having a claim under these indemnification provisions shall make a good faith effort to recover all losses, costs, Damages and expenses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Damages hereunder. Each Indemnified Party shall use its reasonable efforts to mitigate any claim or liability that an Indemnified Party asserts or is reasonably likely to assert under this Article VIII. In the event that an Indemnified Party shall fail to make such reasonable efforts to mitigate any such claim or liability, then notwithstanding anything contained in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Damages that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts. No Indemnified Party will, in any event, be entitled to any incidental, indirect, consequential, special, exemplary or punitive damages resulting from or arising out of any claim under this Section 8.02.

8.03. Claims. If an Indemnified Party intends to seek indemnification pursuant to this Article VIII with respect to third party claims, such Indemnified Party shall promptly provide written notice to the party from whom indemnification is being sought (the “Indemnifying Party”), in writing in accordance with Section 9.01 hereof of such claim describing such claim in reasonable detail including the sections of this Agreement which form the basis for such claim; copies of all material written evidence thereof and the estimated amount of the Damages that have been or may be sustained by an Indemnified Party; provided that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless it is actually materially prejudiced thereby, subject, however, to the time periods specified in Section 8.01 hereof. The Indemnifying Party may assume the defense and control of any third party claim, and if it so elects the Indemnifying Party will not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, but the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such third party claim with its own counsel and at its own expense; provided that if the Indemnified Party is advised in writing by counsel chosen by it that there are one or more defenses available to the Indemnified Party which the Indemnifying Party has not or cannot assert on behalf of the Indemnified Party, then the applicable Indemnified Parties shall be entitled to participate in any such defense with one separate counsel for all Indemnified Parties at the reasonable expense of the Indemnifying Party. The Indemnified Party shall, and shall cause each of its affiliates and representatives to, cooperate fully with the Indemnifying Party in the defense of any third party claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any third party claim, without the consent of any Indemnified Party, provided that the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business, (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such third party claim, and (iv) ensure that such settlement does not include any admission of wrongdoing or misconduct. Anything in this section to the contrary notwithstanding, Sellers shall have the exclusive right to control any third party claim, action or proceeding relating to Excluded Taxes; provided, however, if any such settlement, claim, action or proceeding would reasonably be expected to result in a material increase in the tax liability of the Company or the Buyer for a taxable period (or portion thereof) beginning after the Closing Date, the Buyer shall have the right to participate in such settlement, claim, action or proceeding at its own expense, and Sellers shall not settle such claim, action, or proceeding without the consent of the Buyer, which consent shall not be unreasonably delayed or withheld.

8.04. Limitation of Liability.

(a) In no event shall any Seller be liable for indemnification pursuant to Sections 8.02(a)(i)(A) (other than with respect to the breach of any representations and warranties contained in Section 3.11(b) to the extent any such Damages relate to or arise out of a Monetary Default or covered under the Special Survival Period) unless and until the aggregate of all such claims result in total Damages which are incurred or suffered by Buyer that exceed $2,400,000 (the “Threshold”), in which case Buyer shall be entitled to indemnification for only such Damages that are in excess of the Threshold; and provided, however, that the aggregate liability of such Seller pursuant to Sections 8.02(a)(i)(A) (other than with respect to the breach of any representations and warranties contained in Section 3.11(b) to the extent any such Damages relate to or arise out of a Monetary Default or covered under the Special Survival Period) shall not be in excess of an aggregate amount of (i) $19,000,000 (the “Cap”) multiplied by (ii) the Ownership Percentage of such Seller. The aggregate liability of any Seller with respect to (i) Damages relating to or arising out of (A) a breach of any representations and warranties covered under the Special Survival Period, (B) a breach of any representations and warranties contained in Section 3.11(b) to the extent any such Damages relate to or arise out of a Monetary Default, (C) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of each Seller under this Agreement, (D) any Retained Liabilities, (E) any Sellers Transaction Expenses not paid by the Company or the Sellers prior to Closing, or (F) acts of fraud, or (ii) any Excluded Taxes shall not be in excess of (i) $225,000,000 multiplied by (ii) the Ownership Percentage of such Seller, less any amounts paid with respect to the breach of any representations and warranties not covered by the Special Survival Period, if applicable (the “Special Cap”). For purposes of clarification, neither the Threshold nor the Cap shall be applicable to the Sellers’ liability for indemnification with respect to (i) Damages relating to or arising out of (A) a breach of any representations and warranties covered under the Special Survival Period, (B) a breach of any representations and warranties contained in Section 3.11(b) to the extent any such Damages relate to or arise out of a Monetary Default, (C) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of each Seller under this Agreement, (D) any Retained Liabilities, (E) any Sellers Transaction Expenses not paid by the Company or the Sellers prior to Closing, or (F) acts of fraud, or (ii) any Excluded Taxes.

(b) In no event shall Buyer be liable for indemnification pursuant to Section 8.02(c)(i) for any claim (other than any claim relating to Excluded Taxes) unless and until the aggregate of all such claims result in total Damages which are incurred or suffered by the Sellers that exceed the Threshold, in which case the Sellers shall be entitled to indemnification for only such Damages that are in excess of the Threshold; and provided, however, that the aggregate liability of Buyer pursuant to Section 8.02(c)(i) shall not be in excess of the Cap except for Damages relating to or arising out of acts of fraud on the part of Buyer.

8.05. Satisfaction of Buyer Group Damages. In the event that the Sellers are required to indemnify the Buyer Group for any Damages under this Article VIII, the Damages shall first be satisfied out of the Indemnification Escrow to the extent available, and thereafter, in the sole and absolute discretion of Buyer, the Buyer Group shall have the right but not the obligation to set-off any Damages against any amount that may become due to the Sellers as Contingent Consideration under Section 2.03(e) of this Agreement or to seek such Damages directly from the Sellers in accordance with the provisions of this Agreement. Notwithstanding the foregoing, Buyer, in its sole and absolute discretion, shall have the right but not the obligation to pursue the satisfaction of any Damages related to the Assumed Liabilities against any Seller individually, to the extent that such Seller is liable for such Damages under Section 8.02 hereunder, prior to seeking satisfaction of such Damages out of the Indemnification Escrow.

8.06. Sole Remedy/Waiver. The parties hereto acknowledge and agree that, in the event that the Closing occurs, the remedies provided for in this Agreement shall be the parties’ sole and exclusive remedy for any breach of the representations and warranties and covenants, undertakings and agreements contained in this Agreement other than for a claim of fraud and except that nothing in this Section 8.06 shall prevent a party from seeking specific performance in accordance with Section 9.10.

8.07. Additional Limitations. Each Seller waives any right of contribution or other similar right against Buyer and, after the Closing, the Company and their respective officers, directors, employees, assigns, successors and affiliates in connection with or relating to any claim for indemnification by the Buyer Group arising out of a breach by such Seller or the Company of the representations, warranties, covenants, agreements and undertakings contained herein, and further agrees not to make a claim for recovery against any directors’ and officers’ liability insurance policy of the Company with respect to matters covered by the foregoing waiver.

8.08. No Subrogation or Contribution. No Indemnifying Party shall be entitled to seek recovery against an Indemnified Party or its affiliates, subsidiaries, or representatives pursuant to any theory of subrogation, contribution or otherwise, of any Damages payable to such an Indemnified Party.

8.09. Tax Treatment. For U.S. federal and applicable state income tax purposes, the parties shall report and treat any payments made under this Article VIII as an adjustment to the Initial Purchase Price.

ARTICLE IX

MISCELLANEOUS

9.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, two Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid to, or one day after receipt is electronically confirmed, if sent by facsimile to, the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

Iconix Brand Group, Inc.
1450 Broadway, 4th Floor
New York, New York 10018
Attention: Neil Cole, CEO
Facsimile: (212) 391-2057

with copies to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attention: Robert J. Mittman, Esq.
Peter Schnur, Esq.
Facsimile: (212) 885-5001

If to the Company, to:

Official Pillowtex, LLC
c/o Jubilee Limited Partnership
1800 Moler Road
Columbus, Ohio 43207
Attention: Ben Kraner
Tod Friedman
Facsimile: (614) 443-2195

If to any Seller, to:

Sellers’ Representative
c/o Jubilee Limited Partnership
1800 Moler Road
Columbus, Ohio 43207
Attention: Ben Kraner
Tod Friedman
Facsimile: (614) 443-2195

with copies to:

Wachtel & Masyr, LLP
110 East 59th Street
New York, New York 10022
Attention: Michael S. Hassan, Esq.
Facsimile: (212) 909-9421

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Attention: Scott K. Charles, Esq.
David E. Shapiro, Esq.
Facsimile: (212) 403-2000

9.02. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) “knowledge” shall mean actual knowledge, after due inquiry, of, the executive officers of Buyer, in the case of Buyer, and Ben Kraner, Howard Dietch and Julia Weldon, in the case of the Company, and (iii) reference to any Article or Section means such Article or Section hereof. “Change of Law” shall mean the adoption, implementation, promulgation, repeal, modification or reinterpretation of any law, rule, regulation, ordinance, order or any other Requirement of Law of or by any federal, state, county or local government, governmental agency, court, commission, department or similar organization or other such entity which occurs subsequent to the date hereof. “Company Indebtedness” means, without duplication, (i) the unpaid principal balance of any indebtedness of the Company for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, letters of credit or reimbursement agreements, and other obligations for funded indebtedness or guarantees of the funded indebtedness of any other person, and (iii) all accrued interest, prepayment premiums or penalties and fees, costs and expenses (if any) related to any of the foregoing to the extent paid or payable at or after Closing. “Requirement of Law” shall mean any federal, state, county or local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Authority or similar organization. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.03. Miscellaneous. The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Chancery court sitting in Wilmington, Delaware, or, if such court refuses to hear such suit, action or proceeding, the United States District Court of Delaware sitting in Wilmington, Delaware (a “Delaware Court”), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court, and irrevocably waives the right to trial by jury, and (d) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE WHICH WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER STATE.

9.04. Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

9.05. Binding Effect; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and assigns. This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Buyer may, without the consent of the Company or the Sellers, (i) assign any or all of its rights and interests hereunder to one or more of its affiliates, (ii) designate one or more of its affiliates to perform its obligations hereunder and (iii) collaterally assign its rights, interests and obligations to any financial institution providing debt financing for the transactions contemplated hereby; provided that no such assignment shall relieve Buyer of any of its obligations hereunder.

9.06. Amendments; Extensions.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) At any time prior to the Closing, the parties hereto, by action taken or authorized by their respective boards of directors or other comparable bodies, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

9.07. Entire Agreement. This Agreement (including the Sellers Disclosure Schedule and the Exhibits hereto), the Escrow Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.08. Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

9.09. Action by the Sellers. Each Seller hereby appoints Ben Kraner (the “Sellers’ Representative”) as his, her or its attorney-in-fact, authorizing him or his designee to act on such Sellers’ behalf to supervise the Closing on behalf of the Sellers, to execute and deliver any instruments of transfer or other documents required of the Sellers other than this Agreement, including the Escrow Agreement and the Settlement Agreement and any documents related thereto, to receive all documents to be delivered by Buyer at the Closing, to receive all payments to be delivered by Buyer after the Closing, to take all actions and make all decisions contemplated by this Agreement, and to take any other action permitted or required by this Agreement to be taken on behalf of the Sellers, and to administer all other matters related hereto. The Sellers’ Representative may be removed or replaced by Sellers holding a majority of the outstanding shares of the Company Interests, provided that Buyer consents to such replacement Sellers’ Representative, which consent will not be unreasonably withheld.

9.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity. In the event that any party institutes legal proceedings to enforce any obligations hereunder, then all attorneys' fees and costs actually and reasonably incurred in connection with the prosecution and/or defense of such legal proceeding shall be awarded and paid to the prevailing party by the party who does not so prevail.  These fees and costs shall be in addition to any fees and costs recoverable under applicable law or statute.  The “prevailing party” is that party whose position is substantially upheld in the ultimate adjudication of the dispute, including any appeals.

-Signature Page Follows-

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Name:	Neil Cole
Title:	President and CEO

OFFICIAL PILLOWTEX, LLC

By:	/s/ Benton E. Kraner
Name:	Benton E. Kraner
Title:	Senior Vice President

JUBILEE LIMITED PARTNERSHIP

By:	/s/ Benton E. Kraner
Name:	Benton E. Kraner
Title:	Senior Vice President

GORDON BROTHERS RETAIL PARTNERS, LLC

By:	/s/ Alan Cohen
Name:	Alan Cohen
Title:	Attorney-in-fact

TIGER PTX IP, LLC

By:	/s/ Alan Cohen
Name:	Alan Cohen
Title:	Manager

FRANCO 44 PT, LLC

By:	/s/ Issac S. Franco
Name:	Issac S. Franco
Title:

HIGH STREET HOLDINGS, LLC

By:	/s/ Morris D. Franco
Name:	Morris D. Franco
Title:

BFG PTX GROUP, LLC

By:	/s/ Scott Bernstein
Name:	Scott Bernstein
Title:	Partner

CCA TOWELS, LLC

By:	/s/ Stanley Cayre
Name:	Stanley Cayre
Title:	Manager

SOLWERD ENTERPRISES, LLC

By:	/s/ Sol Werdiger
Name:	Sol Werdiger
Title:	President

MAZEL D&K, LLC

By:	/s/ Jack Koval
Name:	Jack Koval
Title:	Partner

LIST OF OMITTED EXHIBITS AND SCHEDULES

Exhibit	Description
Exhibit A	Seller Information and Company Interests

Schedule	Description

Schedule 2.03(e)	Contingent Consideration
Schedule 2.03(e)(x)	Contingent Consideration Deemed Amounts
Schedule 2.03(f)	Contingent Consideration
Schedule 2.05	Retained Liabilities
Schedule 3.04(b)(iii)	Non-Contravention
Schedule 3.05(a)	Reports and Financial Statements
Schedule 3.06(a)	Absence of Undisclosed Liabilities
Schedule 3.06(b)	Absence of Undisclosed Liabilities
Schedule 3.07	Litigation
Schedule 3.09	Taxes
Schedule 3.10(a)	Employees
Schedule 3.11(a)	Contracts
Schedule 3.11(b)	Specified Contracts
Schedule 3.12(a)	Trademarks
Schedule 3.12(b)	Patents
Schedule 3.12(c)	Copyrights
Schedule 3.12(d)	Domain Names
Schedule 3.12(e)	Oppositions/Adversarial Proceedings
Schedule 3.14	Deferred Income
Schedule 3.15	Related Party Transactions
Schedule 3.16	Insurance